

February 3, 2014

Via E-mail
Michael Burkland
Chief Executive Officer
Five9, Inc.
Bishop Ranch 8
4000 Executive Parkway, Suite 400
San Ramon, CA 94583

>   **Re: Five9, Inc.**
>   **Amendment No. 1 to Confidential Draft Registration Statement on Form S-1**
>   **Submitted January 16, 2014**
>   **CIK No. 0001288847**

Dear Mr. Burkland:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We have received your application dated January 16, 2014 as supplemented on January 28, 2014 requesting confidential treatment for certain portions of Exhibits 2.1, 10.20, 10.21 and 10.22 to your registration statement. We will promptly review the application for confidential treatment. Comments, if any, will be provided in a separate letter. Please be advised that your registration statement will not be declared effective until all issues relating to your confidential treatment request have been resolved.

2.   We note your response to prior comment 3 and we are currently reviewing the graphics you provided. Comments, if any, will be provided in a separate letter.

3.   We are continuing to consider your response to prior comment 4 and have the following additional comments:

   a. Please supplementally provide us with any information from the DMG Consulting LLC report that analyzes the company's market share either by revenue or by number of seats. In addition, please tell us what consideration you gave to including information from the DMG Consulting LLC 2013-2014 Cloud-Based Contact Center Infrastructure Market Report published January 22, 2014.

   b. Please tell us specifically the underlying assumptions that were used to calculate the estimated annual revenue per agent seat. Please also tell us what consideration you gave to variations in revenue per agent seat among geographical regions.

Risk Factors

Risks Related to Our Business and Industry

If our Dollar-Based Retention Rate declines…, page 13

4.   We note your response to prior comment 8. Here or elsewhere as appropriate, please revise to disclose that, as a general matter, customers may terminate the entire agreement upon 30 days' notice.

We may not be able to secure additional financing…, page 22

5.   We note your response to prior comment 9. Please revise to include a discussion that you have substantial debt obligations and that your loan and security agreement is collateralized by substantially all of the tangible assets of the company.

Capitalization, page 39

6.   Please explain why your capitalization table presents the convertible preferred shares as temporary equity while your audited balance sheets presents the shares as permanent equity within stockholders' deficit. Tell us whether these shares have redemption features. If these shares have no redemption features, explain why you have classified the preferred share warrants as a liability.

Dilution, page 41

7.   With respect to the total consideration paid by existing stockholders that will be provided in the second table, tell us why you have not disclosed that amount and the basis on which it is excluded. To the extent the amount in this column will not represent cash payments, tell us what consideration you have given to including a footnote that describes

the nature, amounts and valuations used with respect to any non-cash payments for those shares.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Common Stock Valuations, page 63

8.   We note your response to prior comment 19. Please clarify whether the same set of comparable companies are used in all the relevant valuation estimates, including inputs to stock options, common stock and discount rates.

Five9, Inc.-Consolidated Financial Statements

Note 9. Commitments and Contingencies

State and Local Taxes and Surcharges, page F-29

9.   We note your response to prior comment 29. Please explain in greater detail why you believe sales taxes represent an operating expense rather than a cost of sales.

Face it Corporation-Consolidated Financial Statements

Report of Independent Auditors, page F-32

10.   Please explain why the Report on Financial Statements section does not reference the related statements of operations.

Revenue Recognition, page F-38

11.   We note that you occasionally provide development services and the customer will take title to the developed licensed software. Please tell us whether these arrangements involve significant customization or modification of the software license. Explain how you considered the guidance in ASC 985-605-25-76 to 85. Tell us whether you are able to establish VSOE for the individual elements and how you considered the separation and allocation guidance in ASC 605-25 and ASC 985-605-25.

Unaudited Pro Forma Condensed Combined Financial Statements

Note 2. Pro Forma Adjustments, page F-52

12.   Please explain why you have included a $2.059 million pro forma adjustment to cash and cash equivalents. In this respect, it does not appear as though the entire $5.0 million of proceeds from the term loan was necessary to complete the acquisition.

13.   Tell us why 1,212,575 shares that were withheld in order to indemnify the Company from certain losses do not represent contingent consideration. We refer you to ASC 805-10-35-1(d).

14.   Provide a qualitative description of the factors that make up the goodwill recognized and the reasons for the acquisition.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 if you have any other questions or, in his absence, the undersigned at (202) 551-3735.

                                                    Sincerely,

                                                    /s/ Barbara C. Jacobs

                                                    Barbara C. Jacobs
                                                    Assistant Director

cc: Via E-mail
        Tim Curry, Goodwin Proctor LLP